

Mail Stop 4628

August 17, 2015

Via E-mail
John E. Vollmer III
Chief Financial Officer
Patterson-UTI Energy, Inc.
450 Gears Road, Suite 500
Houston, Texas 77067

> **Re: Patterson-UTI Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 12, 2015**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2015**
> **Filed July 27, 2015**
> **File No. 0-22664**

Dear Mr. Vollmer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Policies, page 23

Property and Equipment, page 23

1. Disclosure in your Form 10-K states that in light of the significant decline in oil and natural gas commodity prices you assessed the recoverability of long-lived assets within your contract drilling and pressure pumping segments. Please expand your disclosure to

provide additional detail regarding your impairment testing. Specifically, your revised disclosure should:

- describe the methods and key assumptions used and how the key assumptions were determined;
- discuss the degree of uncertainty associated with these key assumptions and the factors that create variability in assumptions; and
- address potential events and/or changes in circumstances that could reasonably be expected to affect the key assumptions.

2.   Please tell us about rig utilization rates as of December 31, 2014 and June 30, 2015 using classifications similar to the information presented on page 5 of your Form 10-K. In addition, please describe management's plans for rigs not currently under contract including your prospects for entering into drilling contracts.

Goodwill, page 24

3.   We note that you determined based on an assessment of qualitative factors that it was more likely than not that the fair values of your reporting units were greater than their carrying amounts. However, disclosure in your Form 10-K states that your industry is experiencing a severe downturn and that 2015 will be a challenging year. Please tell us how you were able to reach this conclusion based on recent industry and market conditions along with the volatility in oil and natural gas prices noted in your filing. Refer to FASB ASC 350-20-35.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

4.   Remarks attributed to you as part of the conference call to discuss your operating results for the quarter ended June 30, 2015 indicate that you have stacked approximately one-third of your horsepower. While you state that your pressure pumping business is experiencing the effects of reduced spending by customers and downward pressure on pricing in your Form 10-Q, it does not appear that information regarding the status of your pressure pumping equipment is conveyed as part of this disclosure. Please tell us how you considered providing this type of information as part of your discussion of key performance indicators. With your response, please tell us about your near-term expectations for the deployment of stacked pressure pumping equipment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources